PE
8-31-02

02057383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 AND 15d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2002

CANADIAN ZINC CORPORATION

(Name of Registrant)

Suite 1202 - 700 West Pender Street, Vancouver, British Columbia Canada
V6C 1G8
(Address of principal executive offices)

1. Press release — August 6, 2002
2. British Columbia Securities Commission Form 53-901F/ Ontario Securities Commission Form 27 — August 7, 2002
3. Interim financial statements, including management discussion and analysis, for the six month period ended June 30, 2002 — August 30, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40F.
Form 20-F X Form 40F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934. YES___ No XX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Zinc Corporation; SEC File #0-22216
(Registrant)

Date: September 6, 2002 By [signature]
Malcolm J.A. Swallow, President & C.E.O.

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CANADIAN ZINC CORPORATION

PRESS RELEASE **August 6, 2002**

Trading Symbol: T-CZN

CANADIAN ZINC COMPLETES FIRST PART OF NON-BROKERED FINANCING.

Canadian Zinc Corporation ("the Company") is pleased to announce the closure of the first part of a non-brokered financing to raise $121,200. (See News Releases dated July 16, 2002.) The preliminary part of the financing was both flow through and non-flow through units. A total of 327,000 flow through shares were issued at a price of $0.23 per share to five placees. Additionally, 200,000 units were issued to two placees, priced at $0.23 per unit. Each unit consists of one non flow-through share and one half of a share purchase warrant to purchase a share at $0.23 per share over the next 18 months. The Company expects to close the remainder of the non-brokered placement in the near future.

Following a recent reconnaissance visit to Damoti Lake, extensive work on the information database has allowed the Company to re-interpret much of the old data to identify new targets. Proceeds from this financing and subsequent fund raising efforts will be used at Damoti Lake to continue exploration and drilling on this high-grade gold property and on the Company's Prairie Creek base metals property. Non-Flow through funds will be expended on general working capital.

Canadian Zinc signed an option on the 4600-hectare Damoti Lake high-grade gold project with Doublestar Resources Ltd. in June 2002. Both Companies recognised an opportunity to further explore and expand the gold potential on the property. For a complete review of the Company and the Damoti Lake Project, please visit our web site at www.canadianzinc.com

"John A. MacPherson"
John A. MacPherson
Chairman

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001 Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com

FORM 53-901F (British Columbia)
FORM 27 (Ontario)

SECURITIES ACT

Material Change Report under:

Section 85(1) of the *Securities Act* (British Columbia) & Section 151 of the *Securities Rules*
Section 75(2) of the *Securities Act* (Ontario)

Item 1

Reporting Issuer

CANADIAN ZINC CORPORATION (the "Issuer")
Suite 1202-700 West Pender Street,
Vancouver, BC V6C 1G8

Telephone: 1-604-688-2001
Facsimile: 1-604-688-2043

Item 2 Date of Material Change

August 6, 2002, being the date of the news release.

Item 3 Press Release

A news release announcing the material change was issued through CCNMatthews (formerly Canadian Corporate News Inc.) and submitted to the Surveillance Department of the Toronto Stock Exchange on August 6, 2002. Copies have also been filed by SEDAR with the British Columbia Securities Commission and the Ontario Securities Commission. A copy of the news release is attached hereto.

Item 4 Summary of Material Change

The Issuer announced the closure of the first part of a non-brokered financing to raise $121,200. (See News Releases dated July 16, 2002.) The preliminary part of the financing was both flow through and non-flow through units. A total of 327,000 flow through shares were issued at a price of $0.23 per share to five placees. Additionally, 200,000 units were issued to two placees, priced at $0.23 per unit. Each unit consists of one non flow-through share and one half of a share purchase warrant to purchase a share at $0.23 per share over the next 18 months. The Issuer expects to close the remainder of the non-brokered placement in the near future.

Item 5 Full Description of Material Change

Please see attached news release.

Item 6 Reliance on Section 85(2) of the Securities Act (British Columbia)
Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7 Omitted Information

Nil.

Item 8 Senior Officer/Director

Malcolm J.A. Swallow, President & CEO
(CANADA) 1-866-688-2001

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia as of the 7th day of August, 2002.

CANADIAN ZINC CORPORATION

By: *"Malcolm J. A. Swallow"*
Malcolm J.A. Swallow, President & CEO

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CANADIAN ZINC CORPORATION

PRESS RELEASE **August 6, 2002**

Trading Symbol: T-CZN

CANADIAN ZINC COMPLETES FIRST PART OF NON-BROKERED FINANCING.

Canadian Zinc Corporation ("the Company") is pleased to announce the closure of the first part of a non-brokered financing to raise $121,200. (See News Releases dated July 16, 2002.) The preliminary part of the financing was both flow through and non-flow through units. A total of 327,000 flow through shares were issued at a price of $0.23 per share to five placees. Additionally, 200,000 units were issued to two placees, priced at $0.23 per unit. Each unit consists of one non flow-through share and one half of a share purchase warrant to purchase a share at $0.23 per share over the next 18 months. The Company expects to close the remainder of the non-brokered placement in the near future.

Following a recent reconnaissance visit to Damoti Lake, extensive work on the information database has allowed the Company to re-interpret much of the old data to identify new targets. Proceeds from this financing and subsequent fund raising efforts will be used at Damoti Lake to continue exploration and drilling on this high-grade gold property and on the Company's Prairie Creek base metals property. Non-Flow through funds will be expended on general working capital.

Canadian Zinc signed an option on the 4600-hectare Damoti Lake high-grade gold project with Doublestar Resources Ltd. in June 2002. Both Companies recognised an opportunity to further explore and expand the gold potential on the property. For a complete review of the Company and the Damoti Lake Project, please visit our web site at www.canadianzinc.com

"John A. MacPherson"
John A. MacPherson
Chairman

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001 Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com

CANADIAN ZINC CORPORATION

A MESSAGE FROM THE PRESIDENT TO THE SHAREHOLDERS OF CANADIAN ZINC CORPORATION

SIX MONTHS ENDED JUNE 30, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

As at June 30, 2002, Canadian Zinc Corporation (the "Company") has a working capital deficiency of $39,168. This is a decrease of $512,364 from working capital at December 31, 2001. This arises from the Company continuing normal operations. The Company is currently undertaking a private placement and expects to add both flow-through and non flow-through funds to the treasury in the near future.

Major Expenditures

Mineral property costs for the first six months of 2002 totaled $242,318 whereas for all of 2001 they totaled $600,993. The year 2002 costs represent, in the main, continuing costs of permitting on Prairie Creek Mine, initial work on the Damoti Lake gold exploration property and property maintenance.

Results of Operations

The Company's net loss for the six months ended June 30, 2002 was $463,400 ($0.01 per share), an increase of $55,461 over the $407,939 ($0.02 per share) loss in the same period last year.

SUMMARY OF ACTIVITIES FOR THE QUARTER.

Progress during the first half of the year was highlighted by the signing of the 4600-hectare Damoti Lake Option Agreement with Standard Mining Corporation, a wholly owned subsidiary of Doublestar Resources Limited of Vancouver. This high grade advanced gold project is exciting because of the exceptional grades of gold reported by the earlier operators of the project. Both Companies recognised an opportunity to further explore and expand the gold potential on the property

The Company carried out a reconnaissance visit to Damoti Lake at the end of June and work is currently being carried out to interpret and consolidate the masses of old data. The creation of an extensive information database has allowed the Company to re-interpret much of the previous work, with a view to identifying potential areas to increase the known resource on the site.

At Prairie Creek feasibility level advanced exploration activity is currently suspended awaiting an improvement in the metals and equity markets. In February of this year our applications to operate a pilot plant and mine an underground decline to access the deposit below the valley floor and carry out diamond drilling, were approved by the Mackenzie Valley Environmental Review Board. The Board considered that the developments could proceed subject to environmental and operational safeguards, as proposed by the Company, being put in place. Since that time the Board's report has been with the Minister of Indian and Northern Affairs (Minister Nault) for consideration by the responsible ministries.

Generally the Company continues to work on progressing its two properties despite the difficult and challenging times, which we are seeing in the market place. Costs have been minimised and we continue to work diligently towards a solution to the development of the Prairie Creek Mine in time for the next upturn in the value of Zinc, its underlying commodity. In the meantime we continue to take advantage of our experience in the North with our work on the exciting Damoti Lake Project.

"Malcolm J.A. Swallow"

Malcolm J.A. Swallow

President and CEO

A more extensive description of the Company's activities and the Damoti Lake and Prairie Creek Properties are available on the Company's web site at www.canadianzinc.com

This report may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

CANADIAN ZINC CORPORATION

Unaudited Financial Statements

June 30, 2002

Index

CANADIAN ZINC CORPORATION

Balance Sheets

	June 30 2002 (unaudited)	December 31 2001 (audited)
ASSETS		
Current		
Cash and cash equivalents	$ 49,956	$ 545,450
Accounts receivable	12,073	3,071
Prepaid expenses	2,687	2,687
	64,716	551,208
Resource interest (Note 2)	12,801,429	12,559,111
Capital assets (Note 3)	144,193	150,067
	$ 13,010,338	$ 13,260,386
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 103,884	$ 78,032
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	20,083,679	19,896,179
Deficit	(7,177,225)	(6,713,825)
	12,906,454	13,182,354
	$ 13,010,338	$ 13,260,386

Approved by the Directors

"Malcolm J.A. Swallow"	*"Robert J. Gayton"*
Malcolm J.A. Swallow	Robert J. Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit
(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30 2002	Six months ended June 30 2001
Interest income	$ 2,429	$ 3,871	$ 2,721	$ 12,863
Expenses				
Amortization	2,937	2,241	5,874	4,482
Bank charges	410	454	859	1,069
Capital tax	-	4,605	-	7,105
Corporate financing and travel	13,195	36,401	20,403	54,417
Insurance	3,900	6,270	3,900	10,940
Investor relations and printing	77,171	24,851	124,251	72,888
Listing and filing	5,791	3,527	20,828	11,328
Office	5,925	9,837	25,511	21,123
Professional fees	79,853	41,945	111,241	62,263
Rent	11,763	10,345	23,527	24,361
Salaries and benefits	72,610	69,655	123,206	142,428
Telephone and utilities	2,318	1,590	4,511	3,519
Transfer agent	-	3,634	2,010	4,879
	275,873	215,355	466,121	420,802
Loss for the period	(273,444)	(211,484)	(463,400)	(407,939)
Deficit, beginning of period			(6,713,825)	(5,977,054)
Deficit, end of period			(7,177,225)	(6,384,993)
Loss per share - basic and diluted			(0.01)	(0.02)
Weighted average number of common shares outstanding - basic and diluted			32,457,056	26,567,014

CANADIAN ZINC CORPORATION

Statements of Cash Flows
(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash flows from (used in) operating activities				
Loss for the period	$(273,444)	$(211,484)	$(463,400)	(407,939)
Adjustment for item not involving cash:				
- Amortization	2,937	2,241	5,874	4,482
- Stock issued as a retainer	37,500		37,500	
	(233,007)	(209,243)	(420,026)	(403,457)
Change in non-cash working capital items:				
- accounts receivable	(3,540)	(3,173)	(9,002)	(1,896)
- prepaid expenses	-	4,771	-	9,440
- accounts payable and accrued liabilities	1,530	44,629	25,852	(49,238)
	(235,017)	(163,016)	(403,176)	(445,151)
Cash flows from financing activities				
Shares issued for cash	-	-	150,000	-
Cash flows used in investing activities				
Exploration costs, excluding amortization	(141,639)	(174,055)	(242,318)	(357,129)
Purchase of capital assets	-	(1,659)	-	(5,483)
	(141,639)	(175,714)	(242,318)	(362,612)
Increase (decrease) in cash and cash equivalents	(376,656)	(338,730)	(495,494)	(807,763)
Cash and cash equivalents, beginning of period	426,612	526,973	545,450	996,006
Cash and cash equivalents, end of period	$ 49,956	$ 188,243	$ 49,956	$ 188,243

1. Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(b) Amortization

Amortization is provided on a declining-balance basis on the capital assets at the following annual rates:

Heavy mining equipment	30%
Office furniture and equipment	20%
Pilot plant	20%
Computer equipment	30%

Amortization is provided at half the annual rate in the year of acquisition.

No amortization is provided for the pilot plant as it has not been put to use.

(c) Resource Interests

The Company follows the policy of deferring all acquisition, including plant and equipment acquired with the property, (see Note 2), exploration and development costs relating to the resource interests. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based on estimated proven reserves.

The amounts shown for resource interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for resource interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

1. Significant Accounting Policies (continued)

Ownership in resource interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource interests. The Company has investigated ownership of its resource interests and, to the best of its knowledge, ownership of its interests is in good standing.

(d) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

(e) Earnings Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period.

Effective January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no material effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

(f) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

1. Significant Accounting Policies (continued)

(g) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

(h) Stock Options

Effective January 1, 2002, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants (CICA) Handbook, Section 3870, Stock-based compensation and other stock-based payments. As permitted by the new recommendation, the Company has chosen not to recognize any compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features.

However, the Company will be required to provide pro-forma information with regard to its net income as if the compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870. The Company intends to provide this information on an annual basis.

The adoption of the new accounting policy has no cumulative effect on the prior period's financial statements.

2. Resource Interest

(a) Total expenditures on the Company's exploration properties comprise the following:

		June 30 2002		December 31 2001
Prairie Creek				
Acquisition costs:				
- mining lands	$	2,750,000	$	2,750,000
- plant and equipment		500,000		500,000
		3,250,000		3,250,000
Exploration costs (See schedule)		9,435,772		9,309,111
Prairie Creek Total	$	12,685,772	$	12,559,111
Damoti Lake				
Acquisition costs:				
- mining lands		-		-
- option payments	$	20,000	$	
Exploration costs (See schedule)	$	95,657		-
Damoti Lake Total	$	115,657	$	
	$		$	-
Total all properties	$	12,801,429	$	12,559,111

(b) On June 22, 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R.") in the Prairie Creek Mine property located in Northwest Territories, Canada. The acquisition includes a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest. One-half of the 40% interest will be transferred to the Company when N.S.R. payments have totalled $3,200,000 and the remaining one-half interest will be transferred to the Company when additional N.S.R. payments have totalled $5,000,000, whereupon the N.S.R. will be terminated.

(c) In 1996, the Company concluded a co-operation agreement with the Nahanni Butte Dene Band. In return for the various co-operation and assistance undertakings given by the Band, the Company granted the following net profit interest and purchase option to the Band:

(i) A 5% net profits interest in the Prairie Creek Project payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road.

2. Resource Interest (continued)

(ii) An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

(d) On 20th of June, 2002, the Company entered into an Option Agreement with Standard Mining Corporation to acquire 50% of the Damoti Lake advanced gold Exploration Project. The property is subject to a 2% NSR to the original stakers.

The Option has been granted subject to the following terms and conditions:

(a) making payments over the four years commencing on the date of execution of this agreement of 100,000 shares of the Optionee and $170,000 in cash and cash equivalents as follows:

(i) upon signing this agreement, $20,000 (paid) and 100,000 shares of Canadian Zinc (issued post June 30, 2002);
(ii) upon the first anniversary of signing this agreement $25,000 and shares of Optionee having a value of $20,000;
(iii) upon the second anniversary of signing this agreement, $30,000 and shares of Optionee having a value of $20,000;
(iv) upon the third anniversary of signing this agreement, $35,000 and shares of Optionee having a value of $20,000; and

(b) incurring Cumulative Expenditures of $2,400,000 as follows:

(i) Cumulative Expenditures of not less than $500,000 on or before June 20, 2003;
(ii) Cumulative Expenditures of not less than $1,100,000 on or before June 20, 2004;
(iii) Cumulative Expenditures of not less than $1,700,000 on or before June 20, 2005; and
(iv) Cumulative Expenditures of not less than $2,400,000 on or before June 20, 2006.

3. Capital Assets

	June 30 2002	December 31 2001
Mining equipment	$ 164,940	$ 164,940
Pilot plant	108,161	108,161
Office equipment and furniture	25,060	25,060
Computer equipment	53,232	53,232
	351,393	351,393
Accumulated amortization:		
Mining equipment	151,740	149,402
Office furniture and equipment	17,532	16,696
Computer equipment	37,928	35,228
	207,200	201,326
Net book value	$ 144,193	$ 150,067

4. Share Capital

(a) Authorized: 100,000,000 common shares with no par value.

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2001	32,068,015	$ 19,896,179
Pursuant to a private placement of 1,000,000 shares at $0.15 per share	1,000,000	150,000
Pursuant to issuance of 250,000 shares as part of a contract for Management services	250,000	37,500
Balance, June 30, 2002	33,318,015	$ 20,083,679

(c) Stock options as at June 30, 2002:

Number of Options	Exercise Price	Expiry Date
50,000	$0.20	August 25, 2002
100,000	$0.15	June 9, 2003
170,000	$0.20	April 15, 2004
100,000	$0.20	December 8, 2004
1,130,000	$0.20	June 28, 2005
550,000	$0.20	July 20, 2005
200,000	$0.25	March 11, 2007
250,000	$0.20	March 18, 2007
200,000	$0.24	April 24, 2007
2,750,000		

Each stock option entitles the holder to acquire one common share of the Company.

4. Share Capital (continued)

(d) Warrants outstanding as at June 30, 2002:

Number of Warrants	Exercise Price	Expiry Date
150,000	$0.55	July 17, 2002
1,272,600	$0.40	July 13, 2003
3,340,000	$0.20 (1st year)	December 18, 2002
	$0.25 (2nd year)	December 18, 2003
1,000,000	$0.20 (1st year)	February 8, 2003
	$0.25 (2nd year)	February 8, 2004
5,762,600		

Each warrant entitles the holder to purchase one common share of the Company.

(e) The Company announced that it had terminated a proposed brokered private placement with Raymond James Limited due to market conditions and has proceeded with a limited non brokered private placement consisting of "Super Flow Through Shares" priced at $0.23, and also the sale of "Units" priced at $0.23, consisting of one share and one half of one share purchase warrant to purchase a common share of the company at $0.23, exercisable over the 12 months following completion of the placing. These funds will be used for exploration on the Company's two properties and for general working capital.

5. Related Party Transactions

The Company incurred the following expenses to directors or corporations controlled by directors:

	June 30, 2002	June 30, 2001
Salaries	$ 29,333	$ 105,000
Consulting fees	146,763	36,875
	$ 176,096	$ 141,975

NB. The increase in consulting fees and decrease in salaries reflects the Company's policy of decreasing long-term liabilities by moving to contract employment for the majority of its staff and its President and CEO.

6. Income Taxes

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	June 30, 2002	June 30, 2001
Statutory income tax rate	(45%)	(45%)
Tax losses not benefited	45%	45%
Effective tax rate	-	-

As at December 31, 2001, the Company had non-capital losses of approximately $4,151,086, unused cumulative Canadian exploration and development expenses of approximately $10,770,849, and undepreciated capital costs of approximately $883,829 carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2002 to 2008. The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.

7. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to the relatively short-term nature of these financial instruments. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

8. Subsequent Events

Subsequent to the end of the period, the Company issued 100,000 shares as part of the option agreement to acquire the Damoti Lake property signed on June 20th 2002. Also, The Company announced the closure of the first part of a non-brokered financing to raise $121,200. The preliminary part of the financing was both flow through and non-flow through units. A total of 327,000 flow through shares were issued at a price of $0.23 per share to five placees. Additionally, 200,000 units were issued to two placees, priced at $0.23 per unit. Each unit consists of one non flow-through share and one half of a share purchase warrant to purchase a share at $0.23 per share over the next 18 months.

8. Comparative Figures

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

CANADIAN ZINC CORPORATION

Schedule of Deferred Exploration and Development Costs

	June 30 2002	December 31 2001
	(Unaudited)	(Audited)
Expenses		
Amortization	$ -	$ 5,121
Assaying and analysis	-	6,600
Camp supplies	1,839	40,941
Consulting – report	-	1,140
Consulting – geology	551	47,391
Contract labour	77,962	11,480
Engineering-Geology	24,768	4,846
Insurance	-	5,100
Lease rental	28,025	54,494
Maintenance	2,155	4,852
Miscellaneous	3,157	11,213
Option payments	20,000	-
Permitting/bonding	30,000	-
Salaries and benefits	28,144	328,200
Surveying	-	15,906
Telephone	137	8,177
Travel and transportation	25,580	55,532
Total exploration costs, for the period	242,318	600,993
Deferred exploration costs, beginning of period	9,309,111	8,708,118
Deferred exploration costs, end of period	$ 9,551,429	$ 9,309,111